Exhibit (a)(1)(B)

EMAIL TO ALL ELIGIBLE EMPLOYEES

From:	FluidigmExchange@equitybenefits.com

To:	All Eligible Employees

Date:	August 23, 2017

Subject:	LAUNCH OF FLUIDIGM’S STOCK OPTION EXCHANGE PROGRAM

Dear Fluidigmer:

This is Stock & Option Solutions, or SOS, and we are helping with the stock option exchange program for Fluidigm.

You are receiving this email because you are eligible to participate in a voluntary, one-time stock option exchange offer that will allow you to exchange certain out-of-the money stock options for new equity awards, as described in more detail below, and also in the attached document titled “Offer to Exchange Certain Outstanding Options for New Awards,” or the Offer to Exchange.

There are a number of capitalized terms used in this email that, if they aren’t defined in the email, are defined and discussed in further detail in the Offer to Exchange.  If, after you’ve read this message and accompanying materials, you still have questions, please contact Varaprasad Gedipudi by email at stockoptionexchange@fluidigm.com or by phone at +1-408-582-4544.  We also recommend that you consult with your personal financial, legal and/or tax advisers to weigh the benefits and risks involved in participating in the offer.

This stock option exchange program is a voluntary, one-time stock option exchange offer from Fluidigm Corporation, or Fluidigm, to allow Eligible Employees who received certain Eligible Options the opportunity to exchange those options for RSUs or New Options covering a lesser number of Shares than are subject to the Eligible Options as of immediately before being cancelled and exchanged in the offer, subject to a different vesting schedule (the “offer”). All Eligible Employees who participate in the offer will receive New Awards entirely in the form of RSUs in exchange for their cancelled Eligible Options, except that Eligible Employees with a VP title or above and Eligible Employees who reside in or whose principal work location is in Canada will receive new equity awards entirely in the form of New Options. Options eligible to be exchanged in the offer include only those options granted with a per Share exercise price greater than US$4.37 and greater than the closing price of a Share of Fluidigm’s Common Stock on Nasdaq on the date that the offer expires, whether vested or unvested, that are outstanding at the start of the offer and through the expiration of the offer and that were granted under our 2011 Equity Incentive Plan, 2009 Equity Incentive Plan, or 1999 Stock Option Plan, or the DVS Sciences, Inc. 2010 Equity Incentive Plan. You are an Eligible Employee if you are an active employee of Fluidigm or any of its subsidiaries (including our executive officers) who resides in or whose principal work location is in Canada, France, Germany, Italy, Japan, Malaysia, Singapore, the United Kingdom or the United States as of the start of the offer and remain an active employee of Fluidigm or its subsidiaries who resides in or whose principal work location is in any of these countries through the expiration of the offer.

This offer currently is scheduled to expire on September 20, 2017, at 9:00 p.m., U.S. Pacific Time and New Awards are scheduled to be granted on the same calendar day (but after the offer expires).

We have prepared a number of resources to help you understand the terms and conditions of the offer. These resources include the Offer to Exchange and an election form, together with its associated instructions. Each of these documents is attached to this email. In addition, to help you recall which of your options are eligible for exchange in this offer and give you the information necessary to make an informed decision, please refer to your personalized information regarding each Eligible Option Grant you hold available via Fluidigm’s offer website that lists: the grant date of each Eligible Option Grant; the per Share exercise price of each Eligible Option Grant; the total, vested, and unvested numbers of Shares subject to each Eligible Option Grant as of September 20, 2017 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through such date); whether any New Awards granted to you in the offer would be RSUs or New Options, and the number of Shares subject to the New Award that would be granted in exchange for each Eligible Option Grant.

Fluidigm Offer Website:  https://fluidigm.equitybenefits.com

Your Login ID is your Fluidigm email address

Your Initial Password is [Insert Password]. You will be required to reset your password during your initial login.

Participation in the offer is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We know that the materials describing the offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the offer. We believe this offer is potentially very important to you and recommend that you take the time to study the materials, ask questions if needed, and make an informed decision about whether or not to participate. Additional resources relating to the offer are available on the offer website, such as FAQs and certain limited calculations you can make with regard to your options eligible for exchange in the offer.

If you do nothing, you will be making a decision not to participate in the offer and you will not receive any New Awards pursuant to the offer. Instead, your existing options will remain outstanding until they are exercised or cancelled or expire by their terms and will retain their current exercise price, vesting schedule, and other terms.

If you want to participate in the offer, we must receive your election form electronically via Fluidigm’s offer website (unless you reside in, or your principal work location is in, France or Italy) at https://fluidigm.equitybenefits.com, via email (as a PDF) at stockoptionexchange@fluidigm.com, or via mail (or other post) or Federal Express (or similar delivery service) directed to Sarah Whaley, Head of Total Rewards (Global), at Fluidigm Corporation, 7000 Shoreline Court, Suite 100, South San Francisco, CA 94080 U.S.A., no later than 9:00 p.m., U.S. Pacific Time, on September 20, 2017 (unless the offer period is extended). Due to applicable requirements under local law, Eligible France Employees and Eligible Italy Employees may not submit election forms via Fluidigm’s offer website but instead only by email (as a PDF), mail (or other post) or Federal Express (or similar delivery service).

If we have not received your properly completed and submitted election form by the expiration of the offer, you will have rejected this offer and you will keep your current options. A copy of the election form is included in the offer documents as well as attached to this email.

Attachments:

Offer to Exchange Certain Outstanding Options for New Awards

Election Form

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